02045866

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **July, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

. . ./2

CRGH

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated July 5, 2002 (as attached).

CORPORATE SUMMARY OF CLEARLY CANADIAN ANNUAL GENERAL MEETING

VANCOUVER, B.C., JULY 5, 2002 --- Clearly Canadian Beverage Corporation ("Clearly Canadian") (TSX: CLV; OTCBB: CCBC) held its annual shareholder meeting on June 24, 2002 in Vancouver, Canada. Led by Douglas Mason, Chairman and Chief Executive Officer, the Company's senior officers provided shareholders with a review of the results for fiscal 2001, an analysis of certain key initiatives through to the date of the meeting and the Company's plans for the remainder of the year.

The Company cited the improved sales performance in the first quarter of 2002 as an illustration of its ongoing focus on generating growth and strengthening distribution in key North American markets. During the first six months of 2002, the Company's new Reebok fitness water beverage has also contributed significantly to sales. Mason stated that the Company has increased distribution for Reebok fitness water beverage, including major national grocery and convenience store chains, hi-image retail outlets and health club accounts.

For the second half of 2002, Clearly Canadian will continue to implement its extensive marketing program to encourage further trial and repurchase of its brands. These exciting initiatives include the introduction of a dynamic new graphic design for Clearly Canadian brand, innovative package and flavour extensions for our Reebok beverage, a national consumer and trade print advertising campaign and an extensive in-store consumer promotion.

Also at the annual general meeting, the shareholders of the Company re-elected Douglas Mason and Nigel Woodall as directors of the Company. Of the Company's seven million issued shares, 4.6 million shares were represented at the meeting (67 per cent return) and of the shares voted, 98.3 per cent voted in favour of Douglas Mason's re-election as director.

"We are pleased with the early results and trends for 2002. With the shareholders support behind us, we intend to continue to focus on the selling and marketing of Clearly Canadian's beverage brands in an effort to enhance overall profitability," said Douglas Mason.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

. . ./3

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the effects of consumer advertising on product sales and the potential benefits of such programs and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 9th day of July, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________________
Douglas L. Mason, President and Chief Executive Officer

P:\word\2002\releases\0705\form6k.doc

CLEARLY
CANADIAN®

FOR IMMEDIATE RELEASE

CORPORATE SUMMARY OF CLEARLY CANADIAN ANNUAL GENERAL MEETING

VANCOUVER, B.C., JULY 5, 2002 --- Clearly Canadian Beverage Corporation ("Clearly Canadian") (TSX: CLV; OTCBB: CCBC) held its annual shareholder meeting on June 24, 2002 in Vancouver, Canada. Led by Douglas Mason, Chairman and Chief Executive Officer, the Company's senior officers provided shareholders with a review of the results for fiscal 2001, an analysis of certain key initiatives through to the date of the meeting and the Company's plans for the remainder of the year.

The Company cited the improved sales performance in the first quarter of 2002 as an illustration of its ongoing focus on generating growth and strengthening distribution in key North American markets. During the first six months of 2002, the Company's new Reebok fitness water beverage has also contributed significantly to sales. Mason stated that the Company has increased distribution for Reebok fitness water beverage, including major national grocery and convenience store chains, hi-image retail outlets and health club accounts.

For the second half of 2002, Clearly Canadian will continue to implement its extensive marketing program to encourage further trial and repurchase of its brands. These exciting initiatives include the introduction of a dynamic new graphic design for Clearly Canadian brand, innovative package and flavour extensions for our Reebok beverage, a national consumer and trade print advertising campaign and an extensive in-store consumer promotion.

Also at the annual general meeting, the shareholders of the Company re-elected Douglas Mason and Nigel Woodall as directors of the Company. Of the Company's seven million issued shares, 4.6 million shares were represented at the meeting (67 per cent return) and of the shares voted, 98.3 per cent voted in favour of Douglas Mason's re-election as director.

"We are pleased with the early results and trends for 2002. With the shareholders support behind us, we intend to continue to focus on the selling and marketing of Clearly Canadian's beverage brands in an effort to enhance overall profitability," said Douglas Mason.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™ , which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Ave., West Vancouver British Columbia, Canada V7V 1E1
Telephone (604) 922-8100
Facsimile (604) 922-8195
TOLL FREE IN U.S.A 1-800-663-5658
TOLL FREE IN CANADA 1-800-663-0227

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the effects of consumer advertising on product sales and the potential benefits of such programs and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Douglas L. Mason, President and Chief Executive Officer

Clearly Canadian contact:
Kelly Lendvoy
Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)